Viewbix Inc.

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

April 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viewbix Inc.
Request for Withdrawal of Registration Statement on Form S-3
File No. 333-294910

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Viewbix Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-294910), filed on April 7, 2026, (together with all exhibits thereto, the “Registration Statement”).

The Company is requesting to withdraw the Registration Statement because it has determined not to register, at this time, the contemplated resale of securities to which the Registration Statement relates. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact David Huberman, Esq. at 312.364.1633.

Very truly yours,

VIEWBIX INC.

By:	/s/ Amihay Hadad
Amihay Hadad
Chief Executive Officer

cc: David Huberman (Greenberg Traurig, P.A.)